

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 22, 2009

Mr. Justin W. Shireman
Insignia Systems, Inc.
8799 Brooklyn Blvd.
Minneapolis, MN 55445

> **RE: Insignia Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File #1-13471**

Dear Mr. Shireman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Patents and Trademarks, page 6

1. In future filings, please disclose who the Developer is, and clarify, if true, that the company does not rely upon any rights granted by the Developer with respect to the POPsign program. Also, it appears that you have not filed the license agreement with the Developer as an exhibit to the annual report. Please tell why this agreement is not required to be filed pursuant to Item 601(b)(10) of

Regulation S-K, or otherwise, please file the agreement as an exhibit with your next annual report.

Customers, page 7

2. In accordance with Item 101(c)(1)(vii) of Regulation S-K, in future filings please identify the customers who accounted for 10% or more of your annual net sales.

Item 1A - Risk Factors, page 8

3. Please note that you should disclose all known material risks. In future filings, please delete the second sentence in the introductory paragraph. If risks are not deemed material, you should not reference them.

Item 15. Exhibits and Financial Statement Schedules, page 43

4. We note that portions of the Exclusive Reseller Agreement between Valassis Sales & Marketing Services, Inc. and the Company entered into as of June 12, 2006 (Exhibit 10.8) and Amendment #2 to the same agreement (Exhibit 10.12) have been omitted pursuant to a confidential treatment request filed with the Commission. Please ensure that in future filings you identify with a footnote the agreements subject to confidential treatment requests. Also, please tell us why you have not filed Amendment #1 as an exhibit to the annual report, or otherwise file it with your next periodic report.

Exhibit 31.1. – Certification of Principal Executive Officer
Exhibit 31.2 – Certification of Principal Financial Officer

5. Your certifications omit the following language at the end of paragraph 4: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant…" Please file an amendment to your Form 10-K to include certificates that do not exclude the stated language. Please note that in response to this comment, your amended Form 10-K should include the cover page, explanatory note, signature page and Items 1, 2, 4, and 5 of the certifications. In addition, since it appears that this is not the first year in which you have filed management's report on internal control over financial reporting, the Form 10-K/A must also include full Item 9A disclosure as well as the company's financial statements. Please also ensure that the revised certifications refer to Form 10-K/A and are currently dated. Please refer to Section 246.13 of the Division of Corporation Finance – Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please comply with this comment with respect to your quarterly report on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009.

Quarterly Report on Form 10-Q For the Period Ended March 31, 2009
Quarterly Report on Form 10-Q For the Period Ended June 30, 2009
Quarterly Report on Form 10-Q For the Period Ended September 30, 2009

6. We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective "in timely alerting them to material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Definitive Proxy Statement on Schedule 14A filed on April 6, 2009

General

7. Item 13 of Form 10-K requires that you provide disclosure in accordance with Item 404 of Regulation S-K. We are unable to locate disclosure regarding certain relationships and related transactions. Please advise or otherwise include appropriate disclosure in your next amendment.

Director Compensation, page 3

8. Please revise your disclosure to clarify whether the re-election of directors occurs annually and the reasons behind Chairman's grant of non-qualified options being five times greater than the grant to the other independent directors.

Executive Compensation, page 10

Compensation Discussion & Analysis, page 10

9. Your CD&A provides no analysis of how the compensation committee made its decisions regarding compensation paid to executives in 2008. Your CD&A should clearly explain how the qualitative and quantitative items that the committee considered translated into objective pay determinations. Please amend your Form 10-K to enhance your discussion significantly and to respond to the specific comments we have below.

Base Salary, page 10

10. In the first paragraph you disclose that the base salaries for your executive officers "are intended to be competitive with the median base salaries paid by other corporations similar to the [c]ompany". Since it appears that you benchmark your executives' compensation, your disclosure would need to comply with Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing. In addition, in future filings, please clarify whether you benchmark your compensation, and if so, please make the appropriate disclosures, including, among other things, identifying the companies comprising the peer group of corporations "similar" to the company.

11. We note that with the exception of Mr. Jones, the base salaries for the other executive officers were increased; however, you provide no analysis of the factors that the compensation committee considered for purposes of determining the amount of each executive officer's base salary. Please see Item 402(a)(v) of Regulation S-K. Please revise your disclosure accordingly, and in addition disclose what type of compensation surveys the committee reviews and how such information influences the committee's decisions.

Annual Incentives, page 11

12. Your disclosure about how the amount of incentive compensation is determined is overly broad and generic. There is no analysis of how financial performance targets were determined, what their level of achievement was, and whether the compensation committee's assessment of individual performance was based upon review of pre-established individual goals or whether it was based upon the committee's subjective determination.

- Please revise your disclosure to greatly enhance your analysis of how the committee determined the incentive compensation amounts, including a qualitative and quantitative discussion of the financial performance targets, and each executive's individual targets.

- Please disclose the actual level of achievement for each performance goal and how the ultimate level of the award was determined. Please see Item 402(b)(1)(v) of Regulation S-K. We note footnote (3) disclosure to the summary compensation table on page 12. The reference to achievement of "certain revenue and gross margin performance targets" is overly broad and generic.

- Please note that to the extent that the compensation committee's decisions regarding an executive officer's individual performance were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, please ensure to disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, Pamela Long, Assistant Director, at (202) 551-3765 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant